Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 Cdn Cash Dividend for July 15, 2015 Payment Date

CALGARY, June 12, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on July 15, 2015 to all shareholders of record on June 22, 2015.  The ex-dividend date for this payment is June 18, 2015.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 12-JUN-15